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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Aron                           Adam                   M.
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   (Last)                           (First)             (Middle)

    137 Benchmark Road
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                                    (Street)

    Avon                             CO                   81620
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Vail Resorts, Inc. ("MTN")
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year


________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)

     03/31/03
________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)

     Chief Executive Officer
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
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Common Stock                03/31/03                 P               3,000       A(1)   11.34    35,550         D
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Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
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Explanation of Responses:

(1) This is being filed as an amendment to correct a typographical error in the Form 4 filed on April 1, 2003 to reflect that on March 31, 2003, Mr. Aron purchased, and did not sell, common stock.



/s/ Karen V. Wansack. Esq.                                    April 16, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Item 1.  Reporting Person: Adam M. Aron
Item 2.  Issuer: Vail Resorts, Inc. ("MTN")
Item 4.  Statement for Month/Day/Year: 3/31/03





                     [Letterhead of Cahill Gordon & Reindel]




                                                         April 16, 2003






                                                                  (212) 701-3724


                           Re:      Form 4 of April 1, 2003

Ladies and Gentlemen:


     On April 1, 2003, Cahill Gordon & Reindel filed a Form 4 on behalf of Mr. Adam Aron in which a typographical error indicated that a "disposition" rather than an "acquisition" of common stock was made. The Form 4 which Mr. Aron signed, and which Cahill has on file, does have the correct transaction code for an acquisition. The fact that this was a typographical error is further evidenced by the proper "purchase" code being used in the April 1st filing on the Form 4.

     To correct this, we are filing a Form 4A, attached hereto, which clearly indicates in a footnote to the proper transaction code that Mr. Aron's March 31st transaction was indeed a purchase and not a sale.

     We apologize for any confusion that this may have caused.

                                        Sincerely,


                                        /s/ Karen V. Wansack
                                        ---------------------------
                                        Karen V. Wansack

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

cc:  Adam M. Aron
     Michael P. Martin